                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


      REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16  OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED SEPTEMBER 30, 1997            COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F  X              FORM 40-F
                               ---                       ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES                              NO  X
                        ---                             ---

                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                     INDEX

PART 1. FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, SEPTEMBER 30, 1997 AND
     DECEMBER 31, 1996....................................................    1

CONSOLIDATED STATEMENTS OF INCOME
     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996................    2

CONSOLIDATED STATEMENTS OF CASH FLOW
     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996................    3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................    4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS............................................    6

PART II.         OTHER INFORMATION........................................    9

   (ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS
                             OTHERWISE INDICATED.)

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                           SEPTEMBER 30,    DECEMBER 31,
                                               1997             1996
                                          ------------------------------
                                                 (UNAUDITED)
                ASSETS
Current
  Cash and short-term deposits             $    4,409         $    4,526
  Accounts receivable                          33,550             10,364
  Inventories                                  15,871              8,134
  Executive loans (Note 3)                      2,901              2,512
  Deposits and prepaids                         2,098              1,063
                                           ----------         ----------
                                               58,829             26,599
Fixed Assets, net                              24,868             24,819
Other Assets, net                               7,046              7,188
                                           ----------         ----------
                                           $   90,743         $   58,606
                                           ==========         ==========
             LIABILITIES
Current
  Bank Indebtedness (Note 5)               $   10,117         $        -
  Accounts payable                              8,453              5,468
  Accrued liabilities                           4,818              1,738
  Income taxes payable                            562                808
  Customer prepayments                          1,826              6,681
  Current portion of long-term debt             1,955              2,298
                                           ----------         ----------
                                               27,731             16,993
Long-Term Debt                                  3,428              4,670
                                           ----------         ----------
                                               31,159             21,663
                                           ----------         ----------
         SHAREHOLDERS' EQUITY
Share capital                                  15,210             14,614
Retained earnings                              44,749             22,712
Cumulative translation adjustment                (375)              (383)
                                           ----------         ----------
                                               59,584             36,943
                                           ----------         ----------
                                           $   90,743         $   58,606
                                           ==========         ==========

        The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
      (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS
                                OF U.S. DOLLARS)
                                  (UNAUDITED)


                                                      THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                         SEPTEMBER 30,                           SEPTEMBER 30,
                                                  1997                  1996               1997                 1996
                                               -----------          -----------         -----------          -----------
REVENUE
  Research and development                     $     4,887          $       837         $     7,046          $     3,187
  Manufacturing                                     10,367               15,175              38,904               43,156
  Royalty and  licensing                             5,978                1,825              10,124                6,170
                                               -----------          -----------         -----------          -----------
                                                    21,232               17,837              56,074               52,513
                                               -----------          -----------         -----------          -----------
EXPENSES
  Research and development                           4,893                2,590              11,452                8,498
  Cost of manufactured goods sold                    2,947                6,222              11,128               17,951
  Selling, general and administrative                3,350                2,608              10,075                8,880
                                               -----------          -----------         -----------          -----------
                                                    11,190               11,420              32,655               35,329
                                               -----------          -----------         -----------          -----------
OPERATING INCOME                                    10,042                6,417              23,419               17,184
INTEREST INCOME (EXPENSE), net                        (142)                  75                (208)                 397
                                               -----------          -----------         -----------          -----------
INCOME BEFORE INCOME TAXES                           9,900                6,492              23,211               17,581
PROVISION FOR INCOME TAXES                             491                  209               1,174                  831
                                               -----------          -----------         -----------          -----------
NET INCOME                                     $     9,409          $     6,283         $    22,037          $    16,750
                                               ===========          ===========         ===========          ===========
EARNINGS PER SHARE (Note 6)                    $      0.37          $      0.25         $      0.87          $      0.66
                                               ===========          ===========         ===========          ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                     25,447,000           25,352,000          25,447,000           25,352,000
                                               ===========          ===========         ===========          ===========

        The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF  U.S. DOLLARS)
                                  (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                        1997           1996
                                                      --------        -------
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES

OPERATING
  Net income for the period                            $22,037        $16,750
  Depreciation and amortization                          2,188          1,538
                                                       -------        -------
                                                        24,225         18,288
  Change in non-cash operating items (Note 2)          (30,952)       (17,433)
                                                       -------        -------
                                                        (6,727)           855
                                                       -------        -------
INVESTING
  Additions to fixed assets, net                        (2,005)        (5,278)
  Executive loans (Note 3)                                (389)        (2,479)
  Increase in other assets                                (250)             -
                                                       -------        -------
                                                        (2,644)        (7,757)
                                                       -------        -------
FINANCING
  Issuance of share capital                                708            198
  Increase in long-term debt                               387            847
  Reduction in long-term debt                           (1,919)        (1,878)
                                                       -------        -------
                                                          (824)          (833)
                                                       -------        -------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                                          (39)          (600)
                                                       -------        -------
DECREASE IN CASH                                       (10,234)        (8,335)
CASH, BEGINNING OF PERIOD                                4,526         24,323
                                                       -------        -------
(BANK INDEBTNESS) CASH, END OF PERIOD                  $(5,708)       $15,988
                                                       =======        =======
REPRESENTED BY
  Cash and short-term deposits                          $4,409        $15,988
  Bank indebtedness (Note 5)                           (10,117)             -
                                                       -------        -------
                                                       $(5,708)       $15,988
                                                       =======        =======

        The accompanying notes are an integral part of the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF  U.S  DOLLARS)
                                  (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     Biovail Corporation International (the "Company") was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods.

Research and Product Development

     Biovail's research and development revenue represents clients' reimbursement to Biovail of costs incurred in contract research and product development. The Company's policy is to expense all costs of research and product development related to both costs incurred on its own behalf and on behalf of its third party customers.

1996 Figures

     Certain of the 1996 figures have been reclassified to conform to the 1997 presentation.

     For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1996.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.


2.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                Nine Months ended September 30,
                                                         (In thousands)
                                               --------------------------------
                                                  1997                  1996
                                               ----------            ----------
Accounts receivable                            $  (23,159)           $   (1,324)
Inventories                                        (7,727)               (5,938)
Deposits and prepaid expenses                      (1,035)                 (584)
Accounts payable and accrued liabilities            6,071                 5,930
Income taxes payable                                 (247)                   98
Customer prepayments                               (4,855)              (15,615)
                                               ----------            ----------
                                               $  (30,952)           $  (17,433)
                                               ==========            ==========

3. EXECUTIVE  LOANS

     Executive loans as at September 30, 1997 consist of Executive Stock Purchase Plan ("ESPP") loans of $2,605,000 made to finance the acquisition of shares of the Company on the open market by executive officers and an additional loan of $296,000 made to an executive officer of the Company. These loans are secured by shares of the Company owned by the executive officers, bear interest at 1/4% over the bank prime rate, equal to the Company's rate for borrowings, and are due on December 31, 1997.


4.   LITIGATION

     From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.


5.   BANK INDEBTEDNESS

     The Company has available lines of credit of $45,000,000 for short-term financing with a Canadian chartered bank of which $10,117,000 was utilized as at September 30, 1997.

6.   RESEARCH AND DEVELOPMENT ARRANGEMENTS

     In September 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement with Intelligent Polymers Limited ("IPL") a company formed by Biovail in July, 1997, whereby Biovail will develop on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units ("the Unit Offering"). Each unit comprised one common share of IPL and one warrant to purchase one common share of Biovail. The net proceeds to IPL of the offering amounted to approximately $69,500,000. Beginning September 30, 1999 the units will separate and the IPL common shares and the Biovail warrants may trade independently of each other. The warrants are exercisable at $40.00 per share from October 1, 1999 until September 30, 2002.

The proceeds of the offering will be used by IPL primarily to make payments to Biovail under the Development Contract. The Development Contract provides for Biovail to conduct product development in respect of the designated products. Such costs shall be computed with respect to internal costs incurred by Biovail at Biovail's cost plus a 45% mark-up, consistent with contractual relationships Biovail has with other third parties. Services provided by third parties under contract to Biovail however, will be billed at Biovail's actual cost plus 15%.

Revenue received by the Company from IPL pursuant to the development contract in the nine months ended September 30, 1997, included: i) an initial payment of $3.5 million for access to and use by IPL of Biovail's proprietary technology in connection with product development, and ii) payments of $4.5 million for product development.

Biovail has an option, exercisable on Biovail's sole discretion, to purchase, according to a pre-determined formula, all (but not less than all) of the outstanding common shares of IPL commencing on the closing date of the Unit Offering and ending on the earlier of (i) September 30, 2002 or (ii) the 90th day after the date IPL provides Biovail with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis will be as follows:


                                                                       Purchase Option
                                                                       Exercise Price
Before October 1, 2000                                                      $39.06
On or after October 1, 2000 and on or before September 30, 2001              48.83
On or after October 1, 2001 and on or before September 30, 2002              61.04

The purchase option exercise price may be paid in cash or Biovail common shares, or any combination of the foregoing, at Biovail's sole discretion.


7.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain significant respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:


                                                     Nine Months ended September 30,
                                                   (In thousands except per share data)
                                                              1997                1996
                                                    --------------      --------------
Net income under Canadian GAAP                      $       22,037      $       16,750
U.S. GAAP adjustments:
Collection of warrant subscription receivable                 (693)                  -
                                                    --------------      --------------
Net Income under U.S. GAAP                          $       21,344      $       16,750
                                                    ==============      ==============
Earnings per share under U.S. GAAP                  $         0.79      $         0.63
                                                    ==============      ==============
Weighted average number of common
shares outstanding under U.S. GAAP  (1)                     26,880              26,751
                                                    ==============      ==============

(1) The weighted average number of common shares outstanding for purposes of the computation of the earnings per share data under U.S. GAAP gives effect to the exercise of outstanding options.

Warrant Subscription Receivable

Under U.S. GAAP, the Company will record upon closing of the Unit Offering referred to in Note 6 a credit to equity reflecting the fair value of the Company's warrants issued pursuant to the Unit Offering in October, 1997 with an offsetting debit to a contra-equity account entitled "Warrant Subscription Receivable".

Further, under U.S. GAAP, cash received from IPL pursuant to the Development Contract (see Note 6) is pro-rated between revenue and the warrant subscription receivable. There is no similar accounting requirement under Canadian GAAP.

New Accounting Standard - In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128") which is effective for financial statements for both interim and annual periods after December 15, 1997. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share.

Taking into effect of the implementation of SFAS No. 128, Earnings per Share under U.S. GAAP would be $0.84 and $0.66 for the nine months ended September 30, 1997 and 1996, respectively.

There are no differences between total shareholders' equity determined under Canadian and U.S. GAAP at either September 30, 1997, or December 31, 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the nine months ended September 30, 1997 were $56,074,000 compared with $52,513,000 in the comparable period in 1996. The 1997 revenue increase was primarily due to increased research and development and royalty and licensing revenues. The increase in revenues and the impact of a sales mix change with respect to Tiazac(R) resulted in an improvement in manufacturing margins and net income, as described below. As a result, net income for the first nine months of 1997 of $22,037,000 represented a 31% improvement over net income of $16,750,000 in the comparable period in 1996.

Research and development revenue from third-party customers was $7,046,000 in the nine months ended September 30, 1997, compared to $3,187,000 in the comparable period in 1996. The increase in revenue was due to product development activities undertaken on behalf of Intelligent Polymers Limited ("IPL"). IPL which commenced operation in July 1997, was formed by the Company primarily to develop once-daily controlled release versions of selected drugs by combining Biovail's proprietary drug delivery technologies with various drug compounds, and ultimately commercializing such products. Biovail and IPL have a development agreement pursuant to which Biovail conducts product development
activities on behalf of IPL.   Research and development expenses for the nine
months ended September 30, 1997 were $11,452,000 as compared to $8,498,000 in 1996, The increased spending over 1996 reflects the Company's increased level of research and development activity on its greater number of pipeline products and the increased research and development activity for third party customers.

Manufacturing revenues of $38,904,000 were generated on sales of Tiazac(R) in the nine months ended September 30, 1997, compared to $43,158,000 in the comparable period in 1996. In the nine months ended September 30, 1997, U.S. "trade sales" (sales other than sample sales) were approximately 86% of total unit sales as compared to only 35% in the comparable period in 1996. Trade supplies are sold at a higher price than sample sales and also have a lower cost of manufacture due to lower packaging and labor costs, resulting in a higher margin for trade sales. In addition, the Company launched Tiazac(R) in Canada in 1997, accounting for approximately 20% of total manufacturing
revenues in the first nine months of 1997.   Canadian sales are at a higher
margin than U.S. sales due to the direct sale by the Company's distribution subsidiary, Crystaal Corporation ("Crystaal"), as opposed to U.S. sales, which are made through a third-party distributor. As a result of the higher percentage of trade sales, launch of Tiazac(R) in Canada and improved manufacturing efficiencies, the manufacturing margin increased to $27,776,000 or 71% of revenues in the first nine months of 1997, as compared to $25,205,000 or 58% in the comparable period in 1996.

Royalty and licensing revenue, net of related expenses, totaled $10,124,000 in the nine months ended September 30, 1997, compared to $6,170,000 in the comparable period in 1996. Included in royalty and licensing revenue in the 1997 period is a technology transfer fee of $3,500,000 charged to IPL for access to and use of Biovail's proprietary technology to be used in the
development of IPL's products.   Excluding the impact of this transfer fee, net
royalties increased 7% as compared to the first nine months of 1996 as a result of increased Oruvail and Tiazac(R) sales in the U.S. market.

Selling, general and administrative costs were $10,075,000 in the nine months ended September 30, 1997, an increase from $8,880,000 in the comparable period in 1996, primarily as a result of the impact of increased levels of activity in the Company, including sales and marketing expenses related to the launch of Tiazac in Canada.

Operating income of $23,419,000 was achieved in the nine months ended September 30, 1997 compared to operating income of $17,184,000 in the comparable 1996 period. Canadian operations incurred operating losses of $1,355,000 in the nine months ended September 30, 1997 compared to operating losses of $9,260,000 in the comparable period of 1996. The decrease in operating losses is due to the impact of the launch of Tiazac in Canada in 1997. Canadian operational losses are due to expenses incurred with respect to corporate office, sales and marketing operations and research and development activity. Operating income of $3,203,000 and $3,491,000 in each of the nine months ended September 30, 1997 and 1996 respectively, was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail's products. Operations in Barbados and Puerto Rico contributed operating income of $21,571,000 in the nine months ended September 30, 1997 compared to $22,953,000 in the comparable period in 1996. The decline in operating income in Barbados and Puerto Rico was due primarily to the higher level of research and development costs incurred in the 1997 period.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 1997, the Company's working capital was $31,098,000 compared to $9,606,000 at December 31, 1996 which represented a working capital ratio of 2.1:1 as compared to 1.6:1 respectively.

The Company had negative cash flow of $6,727,000 in the nine months ended September 30, 1997, compared to positive cash flow of $855,000 in the
comparable period in 1996.   Cash generated from operations was $24,225,000 and
$18,288,000 in the nine months ended September 30, 1997 and 1996, respectively. Working capital requirements in 1997 exceeded the cash flow generated from operations primarily due to an increase in accounts receivable related to the launch of Tiazac(R) in Canada, amounts owing from IPL relating to research and development activities and the technology transfer fee and increases in inventories related to raw material inventories for Tiazac(R) and generic products' forecast production.

Although similar increases in the non-cash components of working capital relative to operating income may occur in the future, the Company believes such increases are temporary in nature and are not expected to have a long-term effect on the Company's cash flow.

Investing activities in the nine month period ended September 30, 1997, related to additions to fixed assets of $2,005,000, an increase in other assets of $250,000 and an increase in loans to executive officers of $389,000. In the comparable 1996 nine month period investing activities included additions to fixed assets of $5,278,000 and loans of $2,479,000 to executive officers to finance the acquisition on the open market of shares of the Company.

In the nine months ended September 30, 1997, net long-term debt repayments were $1,532,000 and proceeds of $708,000 were received from the issuance of common shares on the exercise of stock options. In the comparable period in 1996, net long-term debt repayments were $1,031,000 and proceeds of $198,000 were received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $39,000 in the nine months ended September 30, 1997, compared to a reduction of $600,000 in the comparable period in 1996.

As a result of the foregoing, the Company's cash net of bank indebtedness as of September 30, 1997, was a negative $5,708,000, compared to a positive cash of $4,526,000 and $15,988,000, at December 31, 1996 and September 30, 1996,
respectively.

The Company's total long-term debt (including current portions thereof) was $5,383,000 as at September 30, 1997 compared to $6,968,000 at December 31, 1996 and $10,195,000 at September 30, 1996. In addition, the Company has available lines of credit aggregating $45,000,000 for short-term financing, of which $10,117,000 was utilized as at September 30, 1997, while none was utilized as of December 31, 1996.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital or sources of financing, at acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

The Company and its subsidiary generate revenue and expenses primarily in U.S. and Canadian dollars. For the period ending September 30, 1997, revenue was generated in the following proportions: 80% in U.S. dollars, 19% in Canadian dollars and 1% in other currencies. In addition expenses were incurred in the following proportions: 72% in U.S. dollars, and 28% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar to the U.S. dollar. The Company has not historically utilized foreign currency hedging instructions.

INFLATION

Inflation has not had a material impact on the Company's operations.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION

1.   OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1997 third quarter are attached as the following exhibits:

     a) On July 24, 1997, the Company reported its 1997 Second Quarter and Six Month Financial Results.

     b) On August 14, 1997, the Company confirmed an analyst report related to the expiration of the 45-day Waxman-Hatch certification period with respect to the ANDA filing of a generic version of Cardizem CD.

     c) On August 19, 1997, the Company announced it has received regulatory approval in ten European countries for its once daily diltiazem formulation.

     d) On September 16, 1997, the Company announced the signing of a licensing agreement for the marketing of Viazem(R) (Tiazac(R) in North America) in Denmark, Finland, and Sweden, with A/S GEA Farmaceutisk Fabrick, a subsidiary of Bristol Myers Squibb.

     e) On September 18, 1997 the Company and Intelligent Polymers Limited announced the filing of a registration statement with the Securities and Exchange Commission relating to a proposed public offering to raise approximately U.S. $65 million.

     f) On October 1, 1997, the Company and Novopharm Limited announced the completion of a licensing agreement for the Canadian distribution of Biovail's generic version of Cardizem CD.

     g) On October 10, 1997, the Company and Intelligent Polymers Limited announced the public offering of 3.25 million units at a price of $20.00 per unit.

     h) On October 15, 1997, the Company and Intelligent Polymers Limited announced the completion of the public offering.

     i)   On October 16, 1997, the Company and Technilab Pharma Inc.
          announced the signing of a licensing agreement for the marketing in Canada, and key markets in Africa, the Middle and Far East and the Eastern European countries of Biovail's generic versions of Trental, Verelan and Cardizem SR.

     j) On October 29, 1997, the Company reported its 1997 Third Quarter and Nine Month Financial Results.

2.   LEGAL PROCEEDINGS
     For detailed information concerning legal proceedings, reference is made to Note 4 in the financial statement contained as part hereof.




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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          Biovail Corporation International



November 21, 1997                         By  /s/ Robert A.Podruzny
                                              ---------------------
                                               Robert A. Podruzny
                                               Vice President, Finance and
                                               Chief Financial Officer









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